Mail Stop 03-06

April 29, 2005


Carmine T. Oliva
President and Chief Executive Officer
Emrise Corporation
9485 Haven Avenue, Suite 100
Rancho Cucamonga, California 91730

Re:	Emrise Corporation
	Amendment No. 1 to Registration Statement on Form S-1
      Filed April 12, 2004
	File No. 333-122394

Dear Mr. Oliva:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Disclose the material effects if shareholders approve the proposals to be considered at your annual meeting.

Risk Factors - Page 6

2. Please expand your risk factors to describe any material risks that may result from the issues identified in Item 9A of your annual report on Form 10-K for the year ended December 31, 2004.

Recently enacted and proposed changes - Page 9

3. Clarify how this risk is specific to your company, industry or offering.

Pursue Strategic Acquisitions - Page 44

4. Please tell us the status of the pending acquisition discussions.
Also demonstrate whether the acquisition would be material.

Management - Page 64

5. Tell us why you do not address the unavailability of your CFO.

Principal Stockholders - Page 79

6. We have reviewed your response to prior comment 20. Please tell us whether under applicable state law the parties could mutually agree to amend the contractual limitations at any time. If the contractual limitations may be so amended, please include in your response an analysis of why the related securities should not be included in the beneficial ownership table.

Selling Security Holders - Page 81

7. We reissue our prior comment 22. It still appears that the number of shares referred to in footnotes 10 and 11 exceeds the number of shares indicated in the column entitled "Shares of Common Stock Being
Offered." Please ensure that the footnotes to this column are reconcilable to the numbers in the table.

8. In addition, please revise footnote 30 to clearly indicate which securities are included in the number of shares beneficially owned by the applicable beneficial owner.

Note 17.  Subsequent Events - Page F-34

9. For your recent acquisition of Pascall Electronic please provide your test of significance under Rule 3-05 of Regulation S-X. Tell us your consideration of 3-05(b)(4) of Regulation S-X.

10. In this regard, if financial statements of Pascall Electronics are not required to be filed prior to effectiveness, please confirm that the required financial statements will be timely filed.
Accordingly, it appears that you are required to file on or before May 31, 2005.

11. Supplementally explain the accounting for the purchase of Pascall. Identify the purchase price and describe the purchase price allocation in sufficient detail so that we can understand how the purchase price was allocated to the items required, including goodwill and identifiable intangible assets, such as the non-competition agreements. If your purchase price allocation resulted in a significant increase or decrease from the historical book value of an asset or liability, please tell us how you made your valuation.

Exhibits

12. In connection with the recent acquisition of Pascall, please update your registration statement to include any agreements required to be filed pursuant to Item 601(b) of Regulation S-K.

13. We may have further comments after you file exhibits identified as "to be filed by amendment."

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 824-5565, or Brian Cascio, Branch Chief, at (202) 942-1791, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 824-5354 or me at
(202) 924-5697 with questions regarding our comments on any other part of your filing.

      Sincerely,



      Russell Mancuso
      Branch Chief

cc:	Larry A. Cerutti, Esq.
	Cristy Lomenzo Parker, Esq.
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Carmine T. Oliva
Emrise Corporation
April 29, 2005
Page 4